SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


          For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

[ X ] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
         [Fee Required]

For the fiscal year ended December 31, 1999.

[    ] Transition Report Pursuant to Section 15(d) of the Securities Exchange
Act of 1934
        [No Fee Required]

For the transition period from _______ to _______.

Commission file number 0-18595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ELIZABETHTOWN WATER COMPANY SAVINGS AND INVESTMENT PLAN - 401-K

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          E'TOWN CORPORATION
                           600 South Avenue
                       Westfield, New Jersey 07090

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              ELIZABETHTOWN WATER COMPANY
              SAVINGS AND INVESTMENT PLAN - 401(k)

              financial statements for the years
              ended December 31, 1999 and 1998 and
              supplemental schedules for the
              year ended December 31, 1999 and
              independent auditors' report

              prepared for filing as part of the annual return/report of employee benefit plan (FORM 5500)

ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN -
401(k)

TABLE OF CONTENTS

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DESCRIPTION                                                            PAGE

Independent Auditors' Report                                            1

Statements of Net Assets Available for Benefits as of
 December 31, 1999 and 1998                                             2

Statements of Changes in Net Assets Available for
 Benefits for the Years Ended December 31, 1999 and 1998                3

Notes to Financial Statements for the Years Ended
 December 31, 1999 and 1998                                             4 - 7

Schedule of Assets Held for Investment Purposes
  as of December 31, 1999                                               8

Schedule of Reportable Transactions for
 the Year Ended December 31, 1999                                       9


 Schedules not filed herewith are omitted because of the absence of conditions under which they are required.


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


INDEPENDENT AUDITORS' REPORT


Elizabethtown Water Company
 Savings and Investment Plan - 401(k)

We have audited the accompanying statements of net assets available for benefits of Elizabethtown Water Company Savings and Investment Plan - 401(k) (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but, are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP

Parsippany, New Jersey
June 27, 2000

ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN - 401(K)

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999 and 1998
-------------------------------------------------------------------------------



                                                            December 31,
                                                         1999            1998
                                                    -----------     -----------
ASSETS:
Investments (See Note 2)                           $27,552,465     $20,360,448
 Contributions Receivable                               23,548          63,302
Accounts Receivable                                      6,052           6,313
Accrued Repayment of Loans                                 347           4,502
                                                    -----------     -----------
Total Assets                                        27,582,412      20,434,565
                                                    -----------     -----------


NET ASSETS AVAILABLE FOR BENEFITS                   $27,582,412     $20,434,565
                                                    ===========     ===========








See notes to financial statements.




















                                  -2-

See notes to financial statements.


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

ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN - 401(K)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998
----------------------------------------------------------------------------


                                                         December 31,
                                                       1999         1998
                                                    ----------   ----------
ADDITIONS:
 Investment Income:
    Net Appreciation in fair value of investments   $5,099,691   $2,417,941
    Interest Income                                      6,480       37,818
    Dividend Income                                  1,166,366      750,850
Contributions:
    Employer                                           562,912      455,526
    Employees                                        1,427,308    1,199,525
Other:
    Rollovers                                                0       27,287
    Participant Loans                                  179,000       99,900
    Repayment of Loans                                 123,892      107,937
                                                     ----------   ----------
  Total Additions                                    8,565,649    5,096,784
                                                     ----------   ----------

DEDUCTIONS:
Distributions to Participants                        1,140,718    1,294,594
Forfeitures                                              1,877          876
Employee Loans                                         179,000       99,900
Repayment of Loans                                      96,207      107,937
                                                     ----------   ----------
  Total Deductions                                   1,417,802    1,503,307
                                                     ----------   ----------

NET INCREASE                                         7,147,847    3,593,477

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                20,434,565   16,841,088
                                                    ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                      $27,582,412  $20,434,565
                                                     ==========   ==========

See notes to financial statements.

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                                                                     -3-

ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN - 401(k)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND
1998


1. DESCRIPTION OF THE PLAN

     General

     The Savings and Investment Plan - 401(k) (Plan) was adopted by the Elizabethtown Water Company (Company) as of January 1, 1988. The Plan is administered by the Administrative Committee of the Company, appointed from time to time by the Board of Directors. Expenses incurred in the administration of the Plan are paid by the Company.

     Eligibility

     Employees of Elizabethtown Water Company, The Mount Holly Water Company, E'town Corporation and E'town Properties who were non-union employees as of January 1, 1988 were eligible to join the Plan. As of January 1, 1995, employees who were union employees were eligible to join the Plan. Employees may become members of the Plan after three months of service and may enter the Plan at the next entry date. The entry dates are January 1 and July 1. If an employee withdraws from the Plan, the employee may not rejoin the Plan until the second entry date following withdrawal.

     Contributions

     Non-union employees may reduce their salaries up to 10% or a dollar limit of $10,000 and direct that the salary reductions be invested in the Plan. This salary reduction, in accordance with the Internal Revenue Code Section 401(k), shall not be subject to Federal or state income taxes. As of April 1, 1996, the Company matches 60% of participating non-union employees' salary reductions up to 6% with E'town Corporation stock. E'town is the parent company of Elizabethtown Water Company.

     Union employees may reduce their salaries up to 6% and, effective February 1, 1998, the Company matched 25% of participating union employees' salary reductions up to that 6%. Effective February 1, 1999, with the signing of a new union contract, the participating union employees' can reduce their salaries up to 10% with the Company matching 35% on the first 6% with E'town Corporation stock.

     Salary reductions are deducted each payroll period and deposited along with the Company's matching contributions with the Trustee at the end of the month.

     The Plan provides that the salary reductions and matching contributions are recorded in the accounts of the eligible participants.

     Vesting and Distribution

     All salary reductions are 100% vested and non-forfeitable. Employees are vested in Company matching contributions based upon years of service. Employees vest 25% each year after two years of service and are 100% vested after five years of service. Distributions may be made from the plan upon retirement, disability, death or separation from service. Distributions may also be made for special financial hardship situations in accordance with the Internal Revenue Code guidelines.

     Loans

     Participants who are non-union may be granted a loan for Plan designated purposes for up to 50% of their vested plan balance. Loans are repaid over a period of up to 5 years, or longer for a loan for the purchase of a principal residence. The interest rate is 2 points above prime or the prevailing mortgage rate for a residential loan. At December 31, 1999, interest rates on these loans range from 6.61% to 11% and maturity dates range from February, 1999 to April, 2009. The loan and the interest payments are credited to the participants' investment funds in relation to the participants' investment decision. Effective February 1, 1999, with the signing of a new union contract, union employees' are eligible to apply for loans.


     2. INVESTMENTS

     Effective April 1, 1997 PNC Bank was appointed record keeper and Trustee. Participants may elect to have their contributions and their investments balance invested in any of the following nine investments:

     PNC Investment Contract Fund - The PNC Investment Contract Fund is invested in guaranteed investment contracts (GIC's) issued by insurance companies and cash equivalents. This fund is managed by PNC Asset Management. The average maturity of the fund is less than three years. The PNC Investment Contract Fund was replaced by the BlackRock Money Market Fund in June, 1999.

     BlackRock Money Market Fund - The BlackRock Money Market Fund is a money market fund that invests in a broad range of short term, high quality, U.S. dollar-denominated instruments, including government, bank, commercial and other obligations. This fund is managed by Compass Distributors, Inc. This is a new fund which replaces the PNC Investment Contract Fund effective July, 1999.

     Fidelity Advisor High Yield Fund - The Fidelity Advisor High Yield Fund is invested in bonds of mature and "turnaround" companies seeking higher yields and appreciation through lower-rated bonds. This fund is managed by Fidelity Investments.

     PNC Balanced Profile Fund - The PNC Balanced Profile Fund is a balanced fund invested in the following Compass Capital Funds: Select Equity Portfolio, Growth Equity Portfolio, Value Equity Portfolio and Mid-Cap Growth Equity Portfolio. These funds are managed by PNC Asset Management.

     BlackRock Large Cap Value Equity Fund - The BlackRock Large Cap Value Equity Fund invests in stock with prices relative to earnings and book values that are below average and have a market capitalization in excess of $5 billion. This fund is managed by Compass Distributors, Inc.

     Fidelity Advisor Growth Opportunities Fund - The Fidelity Advisor Growth Opportunities Fund is invested in growth stocks of companies with above average growth in sales and earnings. This fund is managed by Fidelity Investments.


     Janus Worldwide Fund - The Janus Worldwide Fund invests in common stock of foreign and domestic companies seeking long term growth of capital. This fund is managed by Janus.

     Janus Growth and Income Fund - The Janus Growth and Income Fund invests primarily in common stocks. It seeks long-term capital growth and current income. This fund is managed by Janus.

     BlackRock Small Cap Growth Equity Fund - The BlackRock Small Cap Growth Equity Fund invests in small cap stocks that exhibit earnings growth rate prospects and have a market value capitalization below $1 billion. This fund is managed by Compass Distributors, Inc..

     E'town Corporation Common Stock Fund - The E'town Corporation Stock Fund is invested in E'town Corporation common stock which is traded on the New York Stock Exchange. The shares are held in trust for the Plan by PNC Bank. The Plan had 250,725 and 239,774 shares, respectively, of E'town Corporation common stock at December 31, 1999 and 1998.

     Effective, January 31, 1998 the Compass Capital Funds changed their name to the BlackRock Funds. The Plan's investments are reported at fair market value based on closing market quotations at December 31, 1999 and 1998. Purchases and sales of securities are recorded on a trade date basis.

           At December 31, 1999 and 1998, the following investments held were greater than 5% of the fair value of the Plan's net assets at the end of the Plan year:

                                                              December 31,
                                                           1999         1998

     BlackRock Large Cap Value Equity Fund, 148,753
       and 140,009 shares, respectively                $2,234,265   $2,238,740
     Fidelity Advisor Growth Opportunities Fund,
       36,983 and  30,492 shares, respectively          1,725,629    1,530,996
     Janus Worldwide Fund, 36,876 and 31,903 shares
       respectively                                     2,818,434    1,510,911
     BlackRock Small Cap Growth Equity Fund, 49,260
       and 40,019 shares, respectively                  1,048,014        -
     E'town Corporation Common Stock Fund, 250,725
       and 239,774 shares, respectively*               15,950,484   11,613,980

          * Nonparticipant - directed

     During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,099,691 as follows:

            Common stock                     $3,652,375
            Mutual funds                      1,447,316
                                             ----------
                                             $5,099,691
                                             ==========

Nonparticipant-Directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                         December 31,
                                                     1999            1998
    Net Assets:
          Common Stock                          $15,959,182      $11,637,782
                                                ===========      ===========


                                                          Year ended
                                                       December 31, 1999
    Changes in Net Assets:
          Contributions                                    $748,026
          Interest                                            6,480
          Dividends                                         497,989
          Net appreciation                                3,652,375
          Transfers between funds                           144,068
          Repayment of loans                                 23,229
          Distribution to participants                     (725,920)
          Forfeitures                                        (1,872)
          Employee Loans                                    (22,975)
                                                        -----------
            Total Changes in Net Assets                  $4,321,400
                                                        ===========

     3. TERMINATION OF THE PLAN

     Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. In the event of termination, the assets of the Plan will be distributed to the participants by the Trustees, according to the participants' account balances, less the administration costs of the Trustee.


     4. TAX STATUS

     The Plan conforms with the requirements of Section 401(a) of the Internal Revenue Code 1986 (the "Code") and is intended to be exempt from taxation under Section 501(a) of the Code.

     The Plan obtained its latest determination letter on July 24, 1995. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, there is no provision for income taxes in the Plan's financial statements.
                                                                         -6-

     5. OTHER

     The Plan's accounts are maintained on an accrual basis.

     The Plan considers all highly liquid investments with maturity dates of 90 days or less to be cash equivalents.

     There are no material lease commitments or parties in interest transactions.

     As of December 31, 1999 and 1998, no benefits were due to participants who have withdrawn from participation in the Plan.



     6. OTHER EVENT

     On November 21, 1999, E'town Corporation announced the sale of E'town Corporation to Thames Water PLC for $68 cash per share. Upon closing of this transaction which is currently expected to occur before the end of 2000, assuming all regulatory approvals are received, stock within each participants account will be converted to cash at $68 per share. After the cash has been received in the participants account, the participant may direct the proceeds to any of the other investments in the Plan.

ELIZABETHTOWN WATER COMPANY                                  Form 5500
SAVINGS AND INVESTMENT PLAN - 401(k)

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999
-----------------------------------------------------------------------

                                             Original Cost  Market Value

BLACKROCK MONEY MARKET FUND
  811,451.54 Shares @ $1.2093 per share         $959,546      $981,288

FIDELITY ADVISOR HIGH YIELD FUND
  51,812.09 Shares @ $11.37 per share            635,225       589,104

PNC  BALANCED PROFILE FUND
  51,583.76 Shares @ $21.6907 per share          856,474     1,118,888

BLACKROCK LARGE CAP VALUE EQUITY FUND
  148,752.65 Shares @ $15.02 per share          2,249,187    2,234,265

FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND
  36,983.05 Shares @ $46.66 per share           1,623,799    1,725,629

JANUS WORLDWIDE FUND
  36,876.02 Shares @ $76.43 per share           1,639,682    2,818,434

BLACKROCK SMALL CAP GROWTH EQUITY FUND
  49,259.51 Shares @ $32.06 per share           1,048,014    1,579,260

JANUS GROWTH & INCOME FUND
  4,164.46 Shares @ $41.94 per share             146,214       174,657

E'TOWN CORPORATION COMMON STOCK
  250,725.17 Shares @ $62.25 per share          7,520,918    15,607,642

E'TOWN CORPORATION STOCK LIQUIDITY FUND*
  342,842.13 Shares @ $1.00 per share            342,842       342,842

LOAN FUND
Market value at December 31, 1999 represents
the total unpaid principal balance at the
end of the year. Interest rates on these
loans range from 6.61% to 11%.  Maturity
dates range from February, 1999 through
April, 2009.                                     380,456       380,456
                                             ------------  ------------

                                      TOTAL  $17,402,357   $27,552,465
                                             ===========   ============

* This fund represents the cash for investment in E'town Corporation Stock that is not immediately invested into E'town Corporation Stock.

ELIZABETHTOWN WATER COMPANY                                           Form 5500
SAVINGS AND INVESTMENT PLAN - 401(K)




SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1999 *
--------------------------------------------------------------------------------



                                    Number             Number            Net
                                      of       Total     of     Total   Gain /
                                  Purchases  Purchases  Sales   Sales   (Loss)





E'Town Corporation Common Stock     28       1,444,972    -       -      18,468

E'Town Corporation Stock
  Liquidity Fund                    50       1,536,883    61  1,448,720   -

PNC Investment Contract Fund         -           -        20  1,050,289 104,303

BlackRock  Money Market Fund        16       1,066,584     -        -       953































Reportable transactions consist of any single transaction or series of transactions within the Plan year with the same person or entity or for the same security which, when aggregated, involves an amount that is in excess of
5% of the fair value of Plan assets at the beginning of the Plan year.
--------------------------------------------------------------------------------

                                SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 28, 2000          ELIZABETHTOWN WATER COMPANY
                          SAVINGS AND INVESTMENT PLAN - 401(K)



                          By:     /s/ Gail P. Brady
                                  Name:  Gail P. Brady
                                  Title:    Trustee